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                                                                    EXHIBIT 99.7

[LOGO]

                                                              September 11, 2000

                                 GETTHERE INC.
                              4045 Campbell Avenue
                          Menlo Park, California 94025

To the Stockholders of GetThere Inc.:

    I am pleased to report that on August 28, 2000, GetThere entered into a Merger Agreement with Sabre Holdings Corporation and Sabre Inc. The Merger Agreement provides for the acquisition of all outstanding shares of GetThere Common Stock by GetThere Acquisition Corp., a wholly-owned subsidiary of Sabre, at a price of $17.75 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, GetThere Acquisition Corp. has commenced a tender offer for all of the outstanding shares of GetThere Common Stock. The offer is conditioned upon, among other things, at least a majority of GetThere's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, October 6, 2000, unless otherwise extended.

    Following the successful completion of the offer and upon approval by a stockholder vote, if required, GetThere Acquisition Corp. will be merged with and into GetThere and each share of common stock not purchased in the offer will be converted into the right to receive $17.75 per share in cash, without interest, the same as the amount paid pursuant to the offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK AND RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Accompanying this letter is a copy of GetThere's Solicitation/Recommendation Statement on Schedule 14D-9 and GetThere's Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, each filed by GetThere with the Securities and Exchange Commission. The Board of Directors of GetThere has received an opinion, dated August 27, 2000, of Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to GetThere, that the $17.75 per share cash consideration is fair, from a financial point of view, to the GetThere stockholders. A copy of this opinion is attached to the
Schedule 14D-9.

    Also accompanying this letter is a copy of the offer to purchase and related materials of Sabre, including a letter of transmittal for use in tendering your shares of common stock. These documents set forth the terms and conditions of the offer and provide instructions for tendering your shares.

    WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

    The directors and management of GetThere thank you for the support you have given GetThere.

                                        Sincerely,

                                        Gadi Maier
                                        Chairman, President and Chief Executive
                                        Officer